UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

January 21, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

SunPower Corporation

File No. 333-127854 - CF#22985

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SunPower Corporation submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on August 25, 2005.

Based on representations by SunPower Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.25   through July 1, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Jay Ingram
Special Counsel